SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ShangPharma Corporation

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

81943P104(**)

(CUSIP Number)

Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203, China

(86 21) 5132 0088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing eighteen ordinary shares.

CUSIP No. 81943P104	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Michael Xin Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities (as defined below) and Han Ming (as defined below).
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement (as defined below) furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS The Hui Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Hui Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS ChemPartner Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS ChemExplorer Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

CUSIP No. 81943P104	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Joint Benefit Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP) (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 224,144,220 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 224,144,220 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,144,220 (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2 and 4, the Reporting Persons may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities and Han Ming.
**	The calculation is based on 335,000,510 Ordinary Shares of the Issuer outstanding as of December 14, 2012 based on the information provided in the Merger Agreement furnished to the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed on July 16, 2012 (the “Original Schedule 13D” and, as amended and restated by this Amendment, this “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.001 per share, of the Issuer (the “Ordinary Shares”). The principal executive offices of the Issuer are located at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Michael Xin Hui, (b) The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, (c) The Hui Trust, (d) Hui Family Trust, (e) ChemPartner Investment Holdings Limited, (f) ChemExplorer Investment Holdings Ltd. and (g) Joint Benefit Group Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Michael Xin Hui is the chairman of the board of directors and the chief executive officer of the Issuer. Mr. Hui is a citizen of the United States. His principal occupation is as a director and officer of the Issuer. Mr. Hui’s business address is No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust is a trust established in the United States. It owns 9.3% of ChemExplorer Investment Holdings Ltd. It also owns 20% of China Gateway Investment Limited, which owns 97.1% of ChemPartner Investment Holdings Limited. Citicorp Trust, N.A. is the trustee and Mr. Hui is the sole beneficiary of the trust.

The Hui Trust is a trust established in the United States. It owns 1.2% of ChemPartner Investment Holdings Limited and 10.7% of ChemExplorer Investment Holdings Ltd. Citicorp Trust, N.A, is the trustee and Mr. Hui’s family members are the beneficiaries of the trust.

Hui Family Trust is a trust established in the British Virgin Islands. Hui Family Trust owns 100% of Joint Benefit Group Limited, a British Virgin Islands company, which owns 1.7% of ChemPartner Investment Holdings Limited, 80.0% of ChemExplorer Investment Holdings Ltd. and 80.0% of China Gateway Investment Limited. Managecorp Limited of Portcullis TrustNet Chambers is the trustee, and Mr. Hui’s family members are the beneficiaries of Hui Family Trust.

ChemPartner Investment Holdings Limited (“ChemPartner”) is a company incorporated under the laws of the British Virgin Islands. ChemPartner is an investment holding company. It is the record holder of 104,002,993 Ordinary Shares of the Issuer. ChemPartner’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemPartner. Ms. Xiao is a citizen of The People’s Republic of China. Her principal occupation is as a director of ChemPartner, ChemExplorer Investment Holdings Ltd., China Gateway Investment Limited and Joint Benefit Group Limited. Ms. Xiao’s residential address is Apt. 1602, Building 8, 999 Zaojiabang Road, Shanghai, The People’s Republic of China.

ChemExplorer Investment Holdings Ltd. (“ChemExplorer”) is a company incorporated under the laws of the British Virgin Islands. ChemExplorer is an investment holding company. It is the record holder of 77,993,837 Ordinary Shares of the Issuer. ChemExplorer’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemExplorer.

Joint Benefit Group Limited (“Joint Benefit”) is a company incorporated under the laws of the British Virgin Islands. It owns 570,870 Ordinary Shares of the Issuer represented by ADSs (as defined below). Joint Benefit’s business address at c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s republic of China. Ms. Wenjuan Xiao is Joint Benefit’s sole director. As of the date of this Schedule 13D, Joint Benefit does not have any executive officers.

As further described in Item 4 below, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with TPG Biotech II Charisma Limited, a company incorporated in Hong Kong, and TPG Star Charisma Limited, a company incorporated in Hong Kong and an affiliate of TPG Biotech II Charisma Limited ( together with TPG Biotech II Charisma Limited, the “TPG Entities”), and (b) beneficially own 2,542,506 Ordinary Shares of the Issuer owned by Han Ming Tech Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Han Ming”). The TPG Entities collectively own 37,234,014 Ordinary Shares of the Issuer (the “TPG Shares”). Each Reporting Person disclaims beneficial ownership of any Ordinary Shares beneficially owned by Han Ming, the TPG Entities or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with Han Ming, the TPG Entities or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Ordinary Shares beneficially owned by Han Ming, the TPG Entities or any other person or is a member of a group with Han Ming, the TPG Entities or any other person.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

(d)-(e)	During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

As described in Item 2, the Reporting Persons may be deemed to beneficially own the TPG Shares and the Ordinary Shares owned by Han Ming. No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction

Consortium Agreement and Acquisition Proposal

Mr. Michael Xin Hui (the “Founder”), ChemPartner and ChemExplorer (collectively, the “Founder Parties”) entered into a consortium agreement, dated July 6, 2012, as amended on December 21, 2012 (the “Consortium Agreement”), with TPG Star Charisma Limited. Under the Consortium Agreement, the parties agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the parties agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American Depositary Shares of the Issuer (“ADSs,” each ADS representing 18 Ordinary Shares), (ii) shares of the Issuer or (iii) warrants, option or shares that are convertible into ADSs or Ordinary Shares. Further, the Founder Parties and TPG Star Charisma Limited agreed to incorporate ShangPharma Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdings”) and cause Holdings to incorporate a direct or indirect wholly owned subsidiary of Holdings to be merged with and into the Issuer upon consummation of the Transaction; contribute the Rollover Shares (as defined below) to Holdings; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdings following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction.

Pursuant to the Consortium Agreement, on July 6, 2012, TPG Star Charisma Limited and the Founder submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition of all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs), but excluding the Rollover Shares (as defined below) for cash consideration equal to between $0.47 to $0.52 per Ordinary Share ($8.50 to $9.50 per ADS), to be funded by a combination of debt and equity capital.

Merger Agreement

On December 21, 2012, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Holdings, ShangPharma Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdings (“Parent”), and ShangPharma Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury, any Ordinary Shares or ADSs held by a stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Cayman Companies Law and Founder Plan RSU Shares (as defined in the Merger Agreement)) will be converted into the right to receive cash consideration, without interest, equal to $0.50 per Ordinary Share ($9.00 per ADS) (the “Per Ordinary Share/Per ADS Merger Consideration”).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary stockholders’ meeting of the issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to adoption of the Merger Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting and approving the Merger Agreement. In the event that, under certain circumstances, the Issuer’s board of directors changes its recommendation with respect to the Merger Agreement and the Merger, and the Merger Agreement has not subsequently been terminated by Parent as a result of such change in recommendation, the approval of the Merger Agreement and the Merger will also require the affirmative vote of holders of Ordinary Shares (other than Rollover Shares) representing a majority of the outstanding Ordinary Shares (other than the Rollover Shares) present and voting in person or by proxy at the extraordinary shareholders’ meeting of the Issuer convened for purposes of voting and approving the Merger Agreement. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Parent, the Issuer, the TPG Entities, Han Ming, ChemExplorer, ChemPartner and Joint Benefit (together with ChemExploer and ChemPartner, the “Founder Vehicles”) entered into a voting agreement (the “Voting Agreement”), pursuant to which each of the Founder Vehicles, Han Ming and the TPG Entities agreed to, with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) listed in the Voting Agreement, (i) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and any related action reasonably required in furtherance thereof, (ii) vote against any alternative acquisition proposal by a third party, (iii) not enter into at any time prior to the termination of the Voting Agreement, any voting trust agreement or any other contract (other than the Contribution Agreement (as defined below)) and (iv) appoint Parent and any other designee of Parent as irrevocable proxy and attorney-in-fact (with full power of substitution) to vote such shares. The Voting Agreement will terminate immediately upon termination of the Merger Agreement.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Holdings, Parent, the Founder Parties, Joint Benefit, the TPG Entities and Han Ming entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, shortly before the closing date of the Merger (the “Closing Date”), the Founder Parties, Joint Benefit, the TPG Entities and Han Ming (collectively, the “Rollover Shareholders”) will contribute all of the Ordinary Shares held by them to Holdings, excluding (i) the Founder Plan RSU Shares (as defined in the Merger Agreement) and (ii) any Ordinary Shares beneficially owned by Han Ming in excess of 1,802,506 Ordinary Shares (such contributed Ordinary Shares, the “Rollover Shares”). The Rollover Shareholders will receive stock consideration equal to one share of Holdings stock per Rollover Share. Further, immediately following the receipt by Holdings of the Rollover Shares, Holdings will contribute the Rollover Shares to Parent.

In addition, from the date of the Contribution Agreement until termination thereof, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than the Voting Agreement and the Consortium Agreement), (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, the Founder, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. (collectively, the “Guarantors”) entered into a limited guaranty with the Issuer (the “Limited Guaranty”), pursuant to which the Guarantors irrevocably and unconditionally, severally but not jointly, guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement; provided that each Guarantor’s payment obligation under the Limited Guaranty will not exceed the percentage of Parent’s termination fee and reimbursement and indemnification obligations each as set forth therein. The Limited Guaranty will terminate upon (i) the Effective Time, (ii) the termination of the Merger Agreement or (iii) in the case of a termination of the Merger Agreement for which Parent’s termination fee is payable, the date falling 180 days after such termination.

Equity Commitment Letters

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Joint Benefit and Holdings entered into a letter agreement (the “Joint Benefit Equity Commitment Letter”), pursuant to which Joint Benefit agreed to purchase equity securities of Holdings for $3 million, subject to certain conditions, which commitments are to be used by Holdings and/or Parent solely for the purpose of (i) funding a portion of the fund used to pay the holders of Ordinary Shares, ADSs, options and restricted stock units of the Issuer in accordance with the Merger Agreement and (ii) paying a portion of the fees and expenses in connection with the Merger and the debt financing or other transactions related thereto. Simultaneously with the execution of the Joint Benefit Equity Commitment Letter, TPG Star, L.P., TPG Biotechnology Partners II, L.P. and Holdings entered into a letter agreement (the “TPG Equity Commitment Letter” and, together with the Joint Benefit Commitment Letter, the “Equity Commitment Letters”) substantially similar to the Joint Benefit Equity Commitment Letter, pursuant to which TPG Star L.P. and TPG Biotechnology Partners II, L.P. agreed to purchase in aggregate equity securities of Holdings for $22 million, subject to certain conditions.

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on December 21, 2012, Standard Chartered Bank (Hong Kong) Limited (“SCB”) and Parent entered into a letter agreement (the “Debt Commitment Letter”), pursuant to which SCB agreed to, subject to certain conditions, arrange and underwrite the financings required to complete the Merger, including (a) a senior amortizing term loan facility in an aggregate amount of $25 million (“Facility A”), (b) a senior term loan facility in an aggregate amount of $15 million (together with Facility A, the “Term Facilities”), (c) a senior offshore revolving credit facility in an aggregate amount of $4 million (the “Offshore Revolving Facility”) and (d) an uncommitted onshore senior secured revolving credit facility in an aggregate amount of $5 million. The Term Facilities will be used to finance the Per Ordinary Share/Per ADS Merger Consideration and the payment of fees, costs and expenses incurred in connection with the Acquisition. The Offshore Revolving Facility will be used for general corporate and working capital purposes of, among others, Parent, Merger Sub and the Issuer.

Interim Investors Agreement

In connection with the transactions contemplated by the Merger Agreement, the Equity Commitment Letters and the Contribution Agreement, on December 21, 2012, Holdings, the TPG Entities, ChemExplorer and ChemPartner (together with ChemExplorer and the TPG Entities, the “Investors”) entered in to an interim investors agreement (the “Interim Investors Agreement”). Pursuant to the terms of the Interim Investors Agreement, among other things, (i) prior approval of all the Investors shall be required to cause Holdings to, and Holdings shall not without such approval, take any action or refrain from taking any action in order for Holdings to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, (ii) the Investors shall seek to cause Holdings and/or its applicable subsidiaries to negotiate and enter into definitive agreements relating to debt financing to be provided at the Closing on the terms set forth in the Debt Commitment Letter, (iii) the Investors shall negotiate in good faith on a shareholders’ agreement to be entered into among the Investors on the Closing Date in respect of governance, investors’ rights and other terms relating to their investment in the equity securities of Holdings as are reasonably satisfactory to the Investors and (iv) each Investor shall affirm that Holdings, acting at the direction of all of the Investors, shall be entitled to enforce the provisions of each Equity Commitment Letter provided that all of the Investors have determined that the closing conditions contained in the Merger Agreement have been satisfied or validly waived.

Other than as described above, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter and the Interim Investors Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal, the original Consortium Agreement, the amendment to the Consortium Agreement, the Merger Agreement, the Voting Agreement, the Contribution Agreement, the Limited Guaranty, the TPG Equity Commitment Letter, the Joint Benefit Equity Commitment Letter, the Debt Commitment Letter and the Interim Investors Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively, and that are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 335,000,510 Ordinary Shares outstanding as of December 14, 2012 based on the information provided in the Merger Agreement.

As further described in Item 2, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 224,144,220 Ordinary Shares, including 37,234,014 Ordinary Shares beneficially owned by the TPG Entities and 2,542,506 Ordinary Shares owned by Han Ming, which constitutes approximately 66.9% of the outstanding Ordinary Shares of the Issuer.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof other than the TPG Entities, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, the TPG Entities and Han Ming has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited.

2.	Proposal Letter dated July 6, 2012 from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (incorporated herein by reference to Exhibit 2 to Schedule 13D filed on July 16, 2012).

3.	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited and TPG Star Charisma Limited (incorporated herein by reference to Exhibit 3 to Schedule 13D filed on July 16, 2012).

4.	Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited.

5.	Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012).

6.	Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.

7.	Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.

8.	Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation.

9.	Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited.

10.	Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited.

11.	Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited.

12.	Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2012

Michael Xin Hui	/s/ Michael Xin Hui
Michael Xin Hui

The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust

The Hui Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The Hui Trust

Hui Family Trust	/s/ Ronnie Summers
Name: Ronnie Summers
Title: Authorized Signatory
On behalf of Managecorp Limited of Portcullis TrustNet Chambers, as trustee of Hui Family Trust

ChemPartner Investment Holdings Limited	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

ChemExplorer Investment Holdings Ltd.	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

Joint Benefit Group Limited	/s/ Wenjuan Xiao
Name: Wenjuan Xiao
Title: Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited.

2.	Proposal Letter dated July 6, 2012 from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (incorporated herein by reference to Exhibit 2 to Schedule 13D filed on July 16, 2012).

3.	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited and TPG Star Charisma Limited (incorporated herein by reference to Exhibit 3 to Schedule 13D filed on July 16, 2012).

4.	Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited.

5.	Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Securities and Exchange Commission by the Issuer on Form 6-K on December 26, 2012).

6.	Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.

7.	Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.

8.	Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation.

9.	Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited.

10.	Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited.

11.	Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited.

12.	Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited.